January 11, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Filed Via EDGAR

          RE: Skylyft Media Network, Inc.
                  Form 10-K for the year ended December 31, 2008
                  Filed April 15, 2009
                  File No. 0-52367

Dear SEC:

     We are in receipt of your letter, dated October 8, 2009 and are in the process of preparing our responses. In order to provide you with proper and comprehensive responses, we are hereby requesting an additional extension of time to provide our responses to you. We will provide our responses on or before January 15, 2010.

     We appreciate your understanding and cooperation in this matter. If you have any questions, please feel free to contact me at any time.

Sincerely,

/s/ Richard Yanke
Richard Yanke,
CEO